July 12, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Pam Howell

        Brigitte Lippmann

        William Demarest

        Isaac Esquivel

Re:    Membership Collective Group Inc.

Registration Statement on Form S-1

File No. 333-257206

Acceleration Request

Requested Date: July 14, 2021

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Membership Collective Group Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-257206 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time, on July 14, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684 or Robert A. Ryan at (212) 839-5931.

Very truly yours,

/s/ Andrew Carnie
Andrew Carnie
President
Membership Collective Group Inc.

cc:     Humera Afzal, Membership Collective Group Inc.

Samir A. Gandhi, Sidley Austin LLP

Robert A. Ryan, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP